Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the three months ended March 31,		For the years ended December 31,
		2007	2006	2006	2005	2004	2003	2002
		(in millions)

1.	Income from continuing operations before income taxes	$334.2	$373.3	$1,328.7	$1,123.7	$879.1	$820.3	$371.5
2.	Interest expense	28.5	20.5	89.5	81.1	96.9	117.5	99.7
3.	Interest factor of rental expense	2.8	1.7	11.1	7.0	4.6	4.8	8.0
4.	Undistributed (income) loss from equity investees	(21.5)	(14.2)	(62.7)	(34.1)	(19.4)	(18.3)	4.3
5.	Earnings before interest credited on investment products	344.0	381.3	1,366.6	1,177.7	961.2	924.3	483.5
6.	Interest credited on investment products	236.2	213.7	901.1	832.2	763.7	735.7	743.4
7.	Earnings	$580.2	$595.0	$2,267.7	$2,009.9	$1,724.9	$1,660.0	$1,226.9

8.	Interest expense	$28.5	$20.5	$89.5	$81.1	$96.9	$117.5	$99.7
9.	Interest factor of rental expense	2.8	1.7	11.1	7.0	4.6	4.8	8.0
10.	Preferred stock dividends by registrant	8.2	8.2	33.0	17.7	—	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	—	1.2	0.4
12.	Fixed charges before interest credited on investment products	39.5	30.4	133.6	105.8	101.5	123.5	108.1
13.	Interest credited on investment products	236.2	213.7	901.1	832.2	763.7	735.7	743.4
14.	Fixed charges	$275.7	$244.1	$1,034.7	$938.0	$865.2	$859.2	$851.5

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	8.7	12.5	10.2	11.1	9.5	7.5	4.5

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	2.1	2.4	2.2	2.1	2.0	1.9	1.4